A NEW ADVERTISING TECHNOLOGY CHANNEL

"DRIVE DISCOVERY & DISTRIBUTION OF YOUR BEST DIGITAL CONTENT"

Microsoft for Startups

RAD

› THE PROBLEM ‹

BRANDS INVEST $50B A YEAR INTO CREATING DIGITAL CONTENT THAT WILL NEVER BE SEEN

WHAT IS RAD?

ADWORDS FOR ALREADY MADE CONTENT DISTRIBUTION

HOW WE DO IT?

1. **PROVIDE CONTENT**
2. **SET A BUDGET**
3. **USERS SELECT & SHARE**

Articles, Blogs, Videos & Product Pages



LeBron Watch Returns for NBA All-Star 2019
Davis: 'I'll Put Our Roster Up Against Anybody'
Photo Of Trump With Pal Kim Jong Un Now On White House Wall
DON'T BUY A YETI COOLER UNTIL YOU WATCH THIS VIDEO! (RTIC Cooler Unboxing)

HERE'S HOW USERS SHARE CONTENT

SHARE FEED


zumby
Earn
12 Ways to Do the Keto Diet on a Budget
POST ON FACEBOOK
9 Tricks to Help You Start Working Out and Actually Stick to It
POST ON FACEBOOK
LatinX Artists Are Dominating the 2019 VMAs
POST ON FACEBOOK
Hear Me Out: Netflix's "Red Sea Diving Resort" Isn't Worth It
POST ON FACEBOOK
Trump names Maguire acting director of national intelligence; Deputy Gordon resigns

CONTENT IS SHARED

CONTENT IS SELECTED


Robert Palmer Watkins
@RobertPalmerWatkins
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Robert Palmer Watkins
July 26 at 10:09 AM
#TGIF #Netflix #RedSea
About This Partnership
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RADINFLUENCER

REVENUE & CLIENTS

50% MOM GROWTH


APRIL
$24,301
MARCH
$16,893
FEBRUARY
$10,807

TRACTION

- **$100K** MRR BY Q4, 2020
- **35%** - GROSS MARGINS
- **50%** - REV SHARE W/ USERS
- **100%** - SMB RENEWAL RATE
- **300%** CLIENT GROWTH

LatinX
UNDONE BEAUTY
stackcommerce
GLAMNETIC
Babbel
sensate
Daily Astrology Guide
Happy Again
Sublime Daily
PREPDECK
Ranker
VERIBELLA
NIKOLA MOTOR COMPANY
noovie
CONDÉ NAST

CLIENTS USING RAD


7
11
12
13
20
24
JAN'20
FEB'20
APR'20
MAY'20
JUNE'20
JULY'20

SMBs LOVE RAD

MEET JASON...

Jason owns a small digital commerce brand on Shopify. His eCommerce revenue is $107k per year. Jason can't afford to make any mistakes on how he spends his limited marketing budget.



CLIENT PROFILE

SMBs LOVE RAD, BUT WHO ELSE ?

PUBLISHERS USE RAD NOW AND STICK AROUND

MEET JACK

JACK RUNS A LARGE MEDIA ONLINE PUBLISHER. WE'VE HEARD OF THESE TYPES OF ONLINE BRANDS LIKE GQ, MSN & VANITY FAIR THIS CLIENT PERSONA HAS GREAT ARTICLES & CONTENT IT CAN CHOOSE TO DISTRIBUTE TO SOCIAL AUDIENCES.



PUBLISHER PIPELINE

The Guardian | CONDÉ NAST | The INDEPENDENT

THE PRAGMATIST IS READY TO GET RAD

MEET SARA

SARA IS A SR. MEDIA DIRECTOR AT A MID SIZED COMPANY. HER JOB IS TO TEST NEW MARKETING PRODUCTS ONCE OTHERS HAVE VALIDATED. HER BRAND HAS GREAT DIGITAL CONTENT FOR DISTRIBUTION. LARGER BUDGETS & LONGER SALES CYCLES.



BRAND PIPELINE

HYUNDAI | MITSUBISHI | Arby's | WWE | NIKOLA MOTOR COMPANY | noovie

MARKET OPPORTUNITY

THE BIG PICTURE







ANY DIGITAL BRAND

IN THE WORLD

CLIENT TYPES

PUBLISHERS, CONTENT RICH BRANDS & SMBs

REVENUE TYPE

ALWAYS ON, RECURRING

WHAT GOOD IS RAD DOING FOR THE WORLD?

WE'VE DEMOCRATIZED THE WAY PEOPLE EARN MONEY ON SOCIAL MEDIA.

SO LET'S TRAIN 14-17/YR OLD VULNERABLE CHILDREN HOW TO MAKE $$ W/ RAD.

SO WE'VE PARTNERED WITH ORPHANED STARFISH FOUNDATION.



NUEVO FUTORO, BOGATA

THE ORPHANED STARFISH FOUNDATION | OSF.ORG

29 COUNTRIES | SERVING **15,000** CHILDREN | **68** COMPUTER CENTERS

HOW COVID-19 IS AFFECTING RAD INFLUENCER

1. March **+$16,500** a MOM growth of **48%**
2. Grew from **7 to 11 clients** in Mar '20
3. **2 clients** paused
4. **2 clients** cancelled
5. **6 campaigns** adjusted start date
6. **5 campaigns** paused indefinitely
7. **3 new campaigns** were sold Mar/Apr

Paused

nabu, UNDONE BEAUTY, noovie, hawkemedia, allure BEAUTY BOX, NIKOLA MOTOR COMPANY, RealtyHive, CASHMERE

Cancelled

CGEAR SAND-FREE LIFE, VENTOLATION

*Other biz dev deal on indefinite hold****
The Guardian, Hyundai, WWE, Mitsubishi and Arby's

COVID-19 & RAD TEAM | MORE UNIFIED AND EVEN STRONGER


Zoom
1
2
3
4
5
6
7
8
9
RAD

1) **Huaxin Gong -** *"I promise not to hack into anything you own during this crazy time!"*

2) **Jeremy Barnett -** *"It's going to take more than a world apocalypse to stop RAD!"*

3) **Leah Kim -** *"My pythons are to massive for this frame!"*

4) **Tom & Krista Waddell** - *"Can we please get back to our afternoon wine tasting?"*

5) **Marco Hansell** - *"Unlock your superpowers!"*

6) **Nicholas Treffiletti** - *"Welcome to the gun show!"*

7) **Dusan Popovic** - *"Serbia strong baby!"*

8) **Mark De Castro** - *"This is my biggest smile…"*

9) **George Michalopoulos** - *"I'd like to get back to my 3000 piece puzzle.."*

RAD INTELLIGENCE

MANAGEMENT TEAM

Jeremy Barnett
FOUNDER & CEO



TRENDY BUTLER
SPEAKR
THE ORPHANED STARFISH FOUNDATION

George Michalopoulos
PRODUCT



VITAMINVAPE
TRENDY BUTLER
THE UNIVERSITY OF CHICAGO
THE CITADEL

Mark De Castro
CO FOUNDER & COO



Adtango
zumby
UCDAVIS UNIVERSITY OF CALIFORNIA

Aaron Kuntz
PARTNER & CFO



Advisory Cloud
Northwestern University

Marco Hansell
CRO



SPEAKR
CONDÉ NAST
twtMob
OMG OmnicomMediaGroup

Huaxin Gong
TECH



sam's club
Humana
Younicos

Nicholas Anthony
TECH



J.P.Morgan
Disney
BRICKWORKS
Syracuse University

YODA
HEAD JEDI OFFICER



THE EMPIRE STRIKES BACK
STAR WARS
STAR WARS RETURN OF THE JEDI

USE OF PROCEEDS

RAISE | $1,500,000

SMB

shopify

MEDIA BUYING TOOLS & AUTOMATION FOR SMBs

SHOPIFY MARKETPLACE INTEGRATIONS

API INTEGRATIONS ACROSS PINTEREST & INSTAGRAM

CONTENT REGENERATION INTO USER VOICES BY USING MACHINE LEARNING & NLP

RAD

Microsoft for Startups

INFO@RADINTELLIGENCE.COM